Exhibit 99.1

Obsidian Energy Announces Completion of Oversubscribed

$25.9 Million Prospectus Financing

CALGARY, November 18, 2021—OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBELF) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce it has closed its previously announced marketed public offering of subscription receipts (the “Subscription Receipts”) at a price of $4.40 per Subscription Receipt for aggregate gross proceeds of approximately $25.9 million (the “Offering”). The Offering was conducted on a “best efforts” agency basis by a syndicate of agents ( the “Agents”). The Agents exercised in full the 15 percent over-allotment option granted to them in conjunction with today’s closing of the Offering.

Each Subscription Receipt represents the right to receive one common share of Obsidian Energy (a “Common Share”) without payment of additional consideration or further action on the part of the holder and upon satisfaction of the Escrow Release Conditions (as defined below). The Company will use the net proceeds from the Offering to facilitate financing part of the purchase price (the “Purchase Price”) under the previously announced proposed acquisition (the “Acquisition”) of the remaining 45 percent non-operated working interest in the Company’s Peace River Oil Partnership from its partner (the “Vendor”) pursuant to the terms of a definitive agreement entered into between the parties (the “Acquisition Agreement”). Given that the Offering was oversubscribed, and the over-allotment option was exercised in full, all of the Purchase Price will be paid in cash and no Common Shares will be issued to the Vendor. Subject to the satisfaction of conditions precedent thereto, closing of the Acquisition is expected to occur on or about November 24, 2021, and in any event, no later than December 31, 2021. Details of the Acquisition and related matters can be found in Obsidian Energy’s final short form prospectus dated November 12, 2021 (the “Prospectus”).

The gross proceeds from the sale of Subscription Receipts pursuant to the Offering will be held in escrow pending the completion of the Acquisition. If all conditions to the completion of the Acquisition are satisfied or waived (other than facilitating funding the portion of the Purchase Price to be financed with the net proceeds of the Offering) and Obsidian Energy has confirmed the same to the Agents before 5:00 p.m. (Calgary time) on December 31, 2021 (the “Escrow Release Conditions”), the net proceeds from the sale of the Subscription Receipts will be released from escrow to Obsidian Energy or as it may direct. If: (i) the Acquisition is not completed at or before 5:00 p.m. (Calgary time) on December 31, 2021; (ii) the Acquisition Agreement is terminated in accordance with its terms; or (iii) the Company advises the Agents or formally announces to the public by way of a news release or otherwise that it does not intend to proceed with the Acquisition, then the purchase price for the Subscription Receipts will be returned pro rata to subscribers, together with a pro rata portion of interest earned on the escrowed funds.

It is anticipated that the Subscription Receipts will be listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “OBE.R”.

READER ADVISORIES

This news release is not an offer of the securities for sale in the United States. The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any U.S. state securities laws and may not be offered or sold in the United States absent registration or an available exemption from the registration requirement of the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this news release contains forward-looking statements and information concerning the issuance of the Common Shares underlying the Subscription Receipts, the anticipated listing of the Subscription Receipts on the TSX and the satisfaction of conditions to and completion of the Acquisition and the timing thereof.

The forward-looking statements and information are based on certain key expectations and assumptions made by Obsidian Energy, including expectations and assumptions concerning the receipt of all approvals and satisfaction of all conditions to the completion of the Acquisition. Although Obsidian Energy believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Obsidian Energy can give no assurance that they will prove to be correct. By its nature, such forward-looking information is subject to various risks and uncertainties, which could cause the actual results and expectations to differ materially from the anticipated results or expectations expressed. These risks and uncertainties include, but are not limited to, fluctuations in commodity prices, changes in industry regulations and political landscape both domestically and abroad, the satisfaction of all conditions to the completion of the Acquisition or the waiver thereof, foreign exchange or interest rates, stock market volatility, impacts of the current COVID-19 pandemic and the retention of key management and employees. Readers are cautioned that the foregoing lists of factors are not exhaustive. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking information. Obsidian Energy gives no assurance that any of the events anticipated will transpire or occur, or if any of them do, what benefits Obsidian Energy will derive from them. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements. Readers should also carefully consider the matters discussed under the heading “Risk Factors” in the Prospectus and in Obsidian Energy’s annual information form for the year ended December 31, 2020, both of which are available under Obsidian Energy’s profile on SEDAR at www.sedar.com.

Obsidian Energy Common Shares are listed on both the TSX in Canada and the OTCQX Market in the United States under the symbol “OBE” and “OBELF” respectively.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com

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